UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: June 26, 2014

Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan for Puerto Rico

As of December 31, 2013 and 2012
and the Plan Year ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

MOSS-ADAMS LLP

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The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012
and for the Plan Year ended December 31, 2013

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company Employee
Retirement Investment Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of December 31, 2013 and 2012, and for the year ended December 31, 2013, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Campbell, California
June 26, 2014

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012

	December 31,	
	2013	**2012**
Assets		
Cash and cash equivalents	$ –	$ 30,972
Investments, at fair value	10,152,313	8,175,673
Receivables:		
Notes receivable from participants	840,399	799,420
Employee contributions	17,308	17,292
Employer contributions	319,887	387,976
Total receivables	1,177,594	1,204,688
Net assets available for benefits at fair value	11,329,907	9,411,333
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	–	(68,236)
Net assets available for benefits	$ 11,329,907	$ 9,343,097

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Statement of Changes in Net Assets Available for Benefits
For the Plan Year Ended December 31, 2013

Additions to net assets attributed to:	
Investment and other income:	
Interest income and dividends	$ 208,381
Net appreciation in fair value of investments	1,501,751
Total investment and other income	1,710,132
Contributions:	
Participants'	533,541
Employer's	567,008
Total contributions	1,100,549
Plan expenses	(3,516)
Benefit payments to participants	(820,355)
Net increase	1,986,810
Net assets available for benefits:	
Beginning of year	9,343,097
End of year	$ 11,329,907

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees and (ii) non-resident aliens with no Puerto Rico source of income, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. Effective January 1, 2013 Mercer Trust Company ("Mercer") serves as the Plan's recordkeeper and custodian. Prior to January 1, 2013, T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") served as the Plan's recordkeeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the "ESOP"). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. If elected, the participants can receive stock dividends paid directly to them in cash. No participant shall be permitted to direct more than 5% (10% prior to January 1, 2013) of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 5% (10% prior to January 1, 2013) of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented; as such, there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

Contributions

Participants may contribute from 1% to 10% of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. The combined pre-tax and after-tax amount cannot exceed the 20% limit. Generally, covered compensation consists of regular pay plus most bonuses, overtime, and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Puerto Rico Internal Revenue Code of 2011, as amended (the "Code").

Effective January 1, 2013, newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 2% (1% prior to January 1, 2013) until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Employees can received an employer matching contribution up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period and are immediately fully vested.

Eligible participants can also be eligible for a non-elective employer contribution. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contributions. The non-elective employer contribution is equal to 6% of eligible compensation during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See "Vesting" section for more information.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participants direct investment of their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company's common stock, mutual funds, and a money market fund, and in 2012 a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of: (a) Company contributions and (b) Plan earnings. Allocations are based on participant's eligible compensation for the employer match and employer fixed contributions earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Companies' contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies' matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Prior to July 1, 2008, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision, effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008 vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death, or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions. Outstanding notes receivable at December 31, 2013 carry interest rates ranging from 4.25% to 9.25%.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The amounts of unallocated forfeitures related to non-vested accounts at December 31, 2013 and 2012 are $91,942 and $56,327, respectively. The Companies used $91,942 and $56,237 of forfeitures to reduce the Companies' non-elective employer contributions for the Plan years ended December 31, 2013 and 2012, respectively. Non-elective employer contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses is the measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

In 2012, the Plan invested in investment contracts through participation in the T. Rowe Price Stable Value Fund ("the Stable Value Fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2013 and 2012, no significant amounts were due to participants who had requested distributions prior to the Plan's year ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds, and a money market fund, and prior to January 1, 2013 a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows for the plan years ended:

	December 31, 2013	December 31, 2012
Blackrock Liquidity Fund	$ 1,652,476	$ -
Vanguard Target Retirement 2035 Fund	1,520,110	1,174,526
The Clorox Company Common Stock	1,239,530	1,039,590
Vanguard TargetRetirement 2045 Fund	1,158,697	826,748
Vanguard Target Retirement 2025 Fund	932,703	668,106
Eaton Vance Atlanta Small-Mid Capital Fund	751,142	713,662
T. Rowe Price Stable Value Common Trust Fund	-	1,655,468

The Plan's investments (including investments purchased, sold, and held during the year) had net depreciation in fair value as determined by quoted market prices as follows for the Plan year ended December 31, 2013:

The Clorox Company common stock	$ 269,736
Mutual funds	1,232,015
Net apreciation in fair value of investments	$ 1,501,751

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds and money market fund: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a NAV determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013			
	Level 1	*Level 2*	*Level 3*	*Total*
The Clorox Company common stock	$ 1,239,530	$ -	$ -	$ 1,239,530
Money market fund	1,652,476	-	-	1,652,476
Mutual funds:		-	-	
Bond fund	484	-	-	484
Growth funds	1,308,394	-	-	1,308,394
Blend funds	2,177,609	-	-	2,177,609
Target date funds	3,773,820	-	-	3,773,820
Total assets at fair value	$ 10,152,313	$ -	$ -	$ 10,152,313

	Assets at Fair Value as of December 31, 2012			
	Level 1	*Level 2*	*Level 3*	*Total*
The Clorox Company common stock	$ 1,039,590	$ -	$ -	$ 1,039,590
Common collective trust fund		1,655,468	-	1,655,468
Mutual funds:		-	-	
Bond fund	644	-	-	644
Growth funds	1,175,468	-	-	1,175,468
Blend funds	1,528,212	-	-	1,528,212
Target date funds	2,776,291	-	-	2,776,291
Total assets at fair value	$ 6,520,205	$ 1,655,468	$ -	$ 8,175,673

In 2012, the common collective trust fund was invested in the Stable Value Fund. The investment objectives of the trust were to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

The Stable Value Fund invested in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments.

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of December 31, 2013 and 2012.

For the years ended December 31, 2013 and 2012, the Plan made purchases of $74,143 and $74,318, respectively, and sales of $143,940 and $222,918, respectively, of the Company's common stock.

In 2012 certain Plan investments were managed by T. Rowe Price, the prior custodian of the Plan. Any purchases and sales of these funds were performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated May 3, 2013, stating that the Plan meets the requirements of section 1081.01 (d) the Code and that the trust established thereunder will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended as restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by the taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2007.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. The following is a reconciliation of the statements of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$ 11,329,907	$ 9,343,097
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust fund	–	68,236
Net assets available for benefits per the Form 5500	$ 11,329,907	$ 9,411,333

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements for the year ended December 31, 2013, to the statement of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500 for the year ended December 31, 2013:

Total investment income per the financial statements	$ 1,710,132
Less:	
Prior year adjustment from contract value to fair value for fully benefit responsive investments contract held by a collective trust fund	(68,236)
Total investment income per the Form 5500	$ 1,641,896

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, Borrower, Lessor, or Similar Party	Description of Investment		Current value
* The Clorox Company Common Stock	Common stock		$ 1,239,530
Mutual funds and money market fund:			
Blackrock Liquidity Fund	Money market fund		1,652,476
Euro Pac Growth Fund R6 Fund	Mutual fund		505,961
Eaton Vance Atlanta Small-Mid Capital Fund	Mutual fund		751,142
Vanguard Small Cap Fund	Mutual fund		10,431
Vanguard Institutional Index Fund	Mutual fund		457,077
Vanguard TTL Bond Market Index Fund	Mutual fund		434,297
Vanguard Target Retirement Income Fund	Mutual fund		56,624
Vanguard Target Retirement 2010 Fund	Mutual fund		1,092
Vanguard Target Retirement 2015 Fund	Mutual fund		71,142
Vanguard Target Retirement 2020 Fund	Mutual fund		2,148
Vanguard Target Retirement 2025 Fund	Mutual fund		932,703
Vanguard Target Retirement 2030 Fund	Mutual fund		9,989
Vanguard Target Retirement 2035 Fund	Mutual fund		1,520,110
Vanguard Target Retirement 2045 Fund	Mutual fund		1,158,697
Vanguard Target Retirement 2050 Fund	Mutual fund		26,571
Vanguard Target Retirement 2040 Fund	Mutual fund		46,320
Vanguard Target Retirement 2055 Fund	Mutual fund		5,048
Vanguard Mid-Cap Index, Institutional Fund	Mutual fund		234,427
Metropolitan West Total Return Bond Fund	Mutual fund		484
T. Rowe Price Balanced Fund	Mutual fund		535,416
John Hancock Disciplined Val I	Mutual fund		25,903
T. Rowe Price-Growth Stock Fund	Mutual fund		474,725
			8,912,783
* Participant Loans	Interest rates ranging from	4.25 to 9.25%	840,399
		Total Investments	$ 10,992,712

* *Represents a party-in-interest to the Plan.*

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 333-16969 and 33-41131 - Post Effective Amendments No. 1 and 2) on Form S-8 of The Clorox Company of our report dated June 26, 2014, with respect to the statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, appearing in this annual report on (Form 11-K) of The Clorox Company Employee Retirement Investment Plan for Puerto Rico.

Moss Adams LLP

Campbell, California
June 26, 2014